PROSkauer rose llp
eleven times square
New York, New York 10036

April 20, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:	The Lazard Funds, Inc.
(File Nos.: 33-40682; 811-06312)

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), on or about April 26, 2018 we plan to file with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 125 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 123 (“Amendment No. 123”) to the Registration Statement, filed on March 3, 2018, which was filed in order to revise the investment strategies of certain Portfolios in the Fund’s prospectus (the “Prospectus”) and revise certain Portfolios’ fundamental investment restrictions in the Fund’s statement of additional information.

The Amendment will respond to comments of the staff of the Commission (the “Staff”) on Amendment No. 120 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on April 13, 2018.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

General

1.	Staff Comment: Please complete the fee tables, cost examples and performance presentations in the Prospectus and provide them to the Staff before filing the Amendment.

Response: The completed fee tables, cost examples and performance presentations are included as an exhibit to this letter.

Summary Section—Fee Tables

2.	Staff Comment: Please confirm that there are no circumstances in which the Expense Limitation Agreement may be terminated early, such as by the Fund’s board of directors, and if there are,

please add applicable disclosure.

Response: The Expense Limitation Agreement may only be terminated in the event of termination of the Management Agreement between Lazard Asset Management LLC (the “Investment Manager”) and the Fund, on behalf of a Portfolio, as disclosed in the prospectus.

Summary Section—Principal Investment Strategies

US Equity Concentrated Portfolio

3.	Staff Comment: The second sentence of the first paragraph states: “[t]he Portfolio has a concentrated portfolio of investments, typically investing in 15 to 35 companies with market capitalizations generally greater than $350 million.” For this Portfolio, and any other applicable Portfolio, please consider revising the term “concentrated” to another term such as “focused” or “non-diversified.”

Response: We believe that the term concentrated is appropriate in the context of the Portfolio’s name and investment strategy description and respectfully decline to revise the disclosure.

4.	Staff Comment: The second sentence of the second paragraph states: “[t]he Portfolio may invest up to 20% of its assets in securities of non-US companies.” If investing in emerging markets is part of the Portfolio’s principal investment strategy (or the strategy of any other Portfolio that invests in non-US companies), please add appropriate disclosure stating so in this section and add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response: We have been advised by Fund management that investing in emerging markets is not a part of the Portfolio’s principal investment strategy. Therefore, we believe no additional disclosure is necessary for this Portfolio. Additionally, we have reviewed the disclosure for other Portfolios with Fund management and determined that no revisions are necessary.

International Equity Portfolio

5.	Staff Comment: The Staff noted that there are many revisions indicated in the Portfolio’s Principal Investment Strategies section. If there has been a material change in the Portfolio’s principal investment strategy, please note such a change in the Portfolio’s performance section.

Response: The Portfolio’s principal investment strategy has not changed and, accordingly, no additional disclosure will be added to the Portfolio’s performance section. The noted revisions in Principal Investment Strategies were due to the annual updating of the market capitalizations of the companies included in the MSCI® Europe, Australasia and Far East (EAFE®) Index.

International Equity Advantage Portfolio

6.	Staff Comment: The Portfolio’s Principal Investment Strategies section does not include a description of how the Portfolio will diversify its investments in a number of different countries throughout the world. Please consider adding disclosure indicating that the Portfolio will invest a certain percentage of its assets (i.e., 40%) in a number of different countries throughout the world, or revise the disclosure to state that the Portfolio will invest “primarily in equity securities, principally common stocks, of non-US companies”.
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Response: The Portfolio’s disclosure will be revised as follows in Investment Strategies and Investment Risks—Investment Strategies in the Amendment: “The Portfolio invests primarily in equity securities, including common stocks, preferred stocks and convertible securities, of non-US companies, including those in emerging markets.

Emerging Markets Equity Advantage Portfolio

7.	Staff Comment: As the Emerging Markets Equity Advantage Portfolio is an emerging markets fund, please include a definition of emerging market countries in the principal investment strategies.

Response: The following disclosure is included in Investment Strategies and Investment Risks—Investment Strategies: “[t]he Portfolio considers emerging markets countries to be all countries: (i) included in the MSCI Emerging Markets Index; or (ii) not included in the MSCI World Index.”

Emerging Markets Multi-Asset Portfolio

8.	Staff Comment: As the Portfolio may enter into credit default swaps agreements, please confirm that, if the Portfolio, or any other Portfolio, enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Response: We have been advised by Fund management that, if the Portfolio, or any other Portfolio, enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Emerging Markets Multi-Asset Portfolio

9.	Staff Comment: In Principal Investment Risks, under “Derivatives and Hedging Risk,” it states: “[f]orward currency contracts, over-the-counter options on currencies, structured notes, swap agreements and other over-the-counter derivatives transactions are subject to the risk of default by the counterparty and can be illiquid.” Please confirm that all derivatives that the Portfolio intends to use as part of its principal investment strategy are disclosed.

Response: We have been advised by Fund management that all derivatives that are used in the Portfolio’s principal investment strategy are disclosed in Principal Investment Strategies.

Explorer Total Return Portfolio

10.	Staff Comment: The last sentence of the fifth paragraph states: “[a]n investment in the Portfolio involves a high degree of risk.” Please consider highlighting this sentence in some way, such as by bolding or italicizing the sentence.

Response: The referenced sentence will be bolded in the Amendment.

US Corporate Income Portfolio

11.	Staff Comment: The second sentence of the first paragraph states: “[t]he Portfolio typically invests a substantial portion of its assets, and may invest up to 100% of its assets, in securities rated, at the time of purchase, below investment grade by S&P or Moody’s and as low as C or Ca by S&P or Moody’s, respectively, or the unrated equivalent as determined by the Investment
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Manager (“junk bonds”); however, the Portfolio focuses such investments in below investment grade securities that may be considered “better quality” (i.e., rated B1 or higher by Moody’s, B+ or higher by S&P or the unrated equivalent as determined by the Investment Manager).” As some investors may be confused as to what “better quality” below investment grade securities are, please add additional disclosure explaining their meaning in the context of junk bonds.

Response: The following disclosure will be added as the third sentence of the first paragraph in Investment Strategies and Investment Risks—Investment Strategies—Lazard US Corporate Income Portfolio in the Amendment: “Such “better quality” investments receive the highest non-investment grade ratings but are still considered predominantly speculative.”

US Short Duration Fixed Income Portfolio

12.	Staff Comment: Please supplementally advise the Staff how much the Portfolio invests in asset-backed securities and the types of asset-backed securities the Portfolio invests in.

Response: As of March 31, 2018, the Portfolio had three investments in asset-back securities with a combined market value of $5,140,974, or approximately 5.2% of the Portfolio’s assets under management. All such investments are auto loan and auto lease asset-backed securities.

13.	Staff Comment: The Portfolio has “High Portfolio Turnover Risk” as one of its principal investment risks. If frequent trading is a part of the Portfolio’s principal investment strategy, please add relevant disclosure.

Response: As the Portfolio invests in short duration fixed income securities, the Portfolio usually has a portfolio turnover rate of over 100%, and “High Portfolio Turnover Risk” is included in its principal investment risks. Frequent trading is not a part of the Portfolio’s principal investment strategy.

US Realty Income Portfolio

14.	Staff Comment: The first paragraph of the section states that the Portfolio invests in “certain synthetic instruments related to US Realty Companies.” Please list all derivatives that are used in the Portfolio’s principal investment strategy.

Response: The Investment Manager has confirmed that all derivatives used in the Portfolio’s principal investment strategy are disclosed in Principal Investment Strategies.

Real Assets and Pricing Opportunities Portfolio

15.	Staff Comment: The sixth paragraph discusses the Portfolio’s investment in a wholly-owned subsidiary formed under the laws of the Cayman Islands (the “Subsidiary”). Please add disclosure that provides that the Portfolio, on an aggregate basis with the Subsidiary, complies with the provisions of the 1940 Act, in particular: (i) the investment policy disclosure requirements of Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements of Section 18 of the 1940 Act.

Response: The requested disclosure is currently provided in the second sentence of the seventh paragraph of Investment Strategies and Investment Risks—Investment Strategies, which states: “The Portfolio and the Subsidiary test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with

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investment policy disclosure requirements under the 1940 Act on a similar basis.”

16.	Staff Comment: Please disclose that the Subsidiary’s investment adviser: (i) is an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act; and (ii) complies with the provisions of the 1940 Act, in particular the investment advisory contract requirements of Section 15 of the 1940 Act. In addition, as the Management Agreement between the Subsidiary and the Investment Manager is a material contract, it should be included as an exhibit to the Registration Statement.

Response: We do not believe that additional disclosure is necessary. The Investment Manager’s Management Agreement with the Fund, on behalf of the Portfolio, encompasses management of the Subsidiary’s assets, since the Subsidiary is wholly-owned by the Portfolio. The Investment Manager does not charge the Subsidiary a separate fee, but rather compensation for management of the Subsidiary’s assets is encompassed within the compensation paid by the Portfolio to the Investment Manager pursuant to the Management Agreement. This approach is consistent with that taken by a number of other similarly-structured funds with wholly-owned subsidiaries formed for the same purpose as that of the Subsidiary. The Management Agreement between the Fund and the Investment Manager has been filed as an exhibit to the Registration Statement.

Please note that the Investment Manager is an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, and its Management Agreement with the Fund, on behalf of the Portfolio, complies with the provisions of the 1940 Act, including Section 15 of the 1940 Act.

17.	Staff Comment: Please disclose that the Subsidiary complies with the affiliated transactions and custody requirements under Section 17 of the 1940 Act (the “Section 17 requirements”). Please also disclose the Subsidiary’s custodian.

Response: The first sentence of the seventh paragraph of Investment Strategies and Investment Risks—Investment Strategies states that: “The Subsidiary also is subject to the Portfolio’s compliance program, to the extent the Portfolio’s policies and procedures apply to its investments and operations.” The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund’s compliance program. As noted in the response to Comment No. 16 above, the Investment Manager’s Management Agreement with the Fund, on behalf of the Portfolio, encompasses management of the Subsidiary’s assets. As such, the Subsidiary, under management by the Investment Manager, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Portfolio. Accordingly, we believe the existing disclosure sufficiently conveys the Subsidiary’s compliance with the Section 17 requirements. State Street Bank and Trust Company acts as the custodian of the Subsidiary’s assets.

18.	Staff Comment: Please disclose whether the Portfolio has obtained a private letter ruling from the Internal Revenue Service or an opinion of counsel supporting its position that undistributed income and gains from investment in commodities or certain commodity-linked derivatives constitute “qualifying income” to the Portfolio for purposes of qualification as a “regulated investment company” for federal income tax purposes.

Response: The third and fourth sentence of Tax Status Risk in Investment Strategies and Investment Risks—Investment Risks states: “The Portfolio intends to take the position that income and gains from its investments in the Subsidiary and certain commodity-linked derivatives will constitute ‘qualifying income.’ The IRS has announced that it will no longer issue private letter rulings regarding this matter; however, the Portfolio anticipates that all income and gains earned by the Subsidiary will constitute ‘qualifying income,’ as the Subsidiary intends to make

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corresponding distributions of those earnings to the Portfolio at least once during every taxable year, consistent with Section 851(b) of the Code.” We believe this disclosure complies with applicable guidance.1

19.	Staff Comment: Please add disclosure relating to the principal investment strategies and risks of the Subsidiary to the extent they constitute principal investment strategies or risks of the Portfolio. The Staff notes that the principal investment strategies and risks disclosed in the prospectus should reflect those of both of the Portfolio and the Subsidiary.

Response: We believe that the current disclosure in Summary Section—Principal Investment Strategies complies with the requirements of Form N-1A and is otherwise appropriate. The sixth paragraph of this section states that the Subsidiary “invests mainly in commodity-linked derivative instruments (including, but not limited to, futures contracts, options and total return swaps) and fixed income securities, typically government securities, in connection with the Subsidiary’s derivatives exposures (i.e., a type of margin or collateral).” In addition, the third sentence of Subsidiary Risk states: “By investing in the Subsidiary, the Portfolio is exposed to the risks associated with the Subsidiary’s investments, which generally include the risks of investing in commodity-related derivative instruments (described elsewhere in [the Prospectus]).”

We do not believe that any additional disclosure is necessary, nor consistent with either the summarization requirements of Items 4(a) and (b)(1)(i) (to summarize the disclosures required by the corresponding provisions in Item 9) or the plain English requirements of Rule 421(d) under the Securities Act.

20.	Staff Comment: Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with the Portfolio.

Response: The financial statements of the Subsidiary are consolidated with those of the Portfolio. Footnote (a) in the Portfolio’s financial statements states: “(a) Consolidated Financial Highlights.”

21.	Staff Comment: Please confirm supplementally that (i) the Subsidiary’s management fee (including any performance fees) is included in the management fees shown in the fee table and that the Subsidiary’s expenses are included in “Other Expenses” in the fee table; and (ii) the Subsidiary and its board of directors will agree to (a) designate an agent for service of process in the United States; and (b) allow the Staff to inspect the Subsidiary’s books and records, which must be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Subsidiary does not pay the Investment Manager a separate management fee. Please see the response to Comment No. 16 above. In addition, we note that the Subsidiary’s expenses are currently included in “Other Expenses” in the fee table; the “Other Expenses” line item in the fee table states: “Other Expenses (including expenses of the Portfolio’s subsidiary).”

Fund management has confirmed that: (i) the Subsidiary and its governing board has designated an agent for service of process in the United States and (ii) the Subsidiary’s books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder and will be accessible to the Staff to the same extent as the books and records of the Portfolio.

[1]	Guidance under Section 851 Relating to Investments in Stock and Securities, 81 Fed. Reg. 66576 (Sept. 28, 2016), available at https://www.federalregister.gov/documents/2016/09/28/2016-23408/guidance-under-section-851-relating-to-investments-in-stock-and-securities.
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Enhanced Opportunities Portfolio

22.	Staff Comment: Please confirm that any dividend and interest expenses associated with short selling will be reflected in the Portfolio’s fee table.

Response: Any such expenses will be included in the Portfolio’s fee table.

Capital Allocator Opportunistic Strategies Portfolio

23.	Staff Comment: Please disclose the market capitalization of any companies that the Portfolio may invest in pursuant to its investment strategy to invest in equity securities and the credit quality and maturity strategy for any fixed-income securities the Portfolio may invest it pursuant to its investment strategy.

Response: The following disclosure will be added to Investment Strategies and Investment Risks—Investment Strategies: “The Portfolio may invest in securities of companies with any market capitalization and fixed-income securities of any credit quality or maturity.

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We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:       Lisa Goldstein

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